UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL
SERVICES INC.

(Translation of registrant’s name into English)

93 Jianguo Road, No. 6 Building,

11th Floor

Chaoyang District, Beijing, People’s Republic of China 100020

Telephone: +86 010-5820389

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On December 31, 2019, 9.00am Beijing time (December 30, 8.00 pm E.S.T.), China Internet Nationwide Financial Services Inc. (the “Company”) held its Annual Meeting of Stockholders (the “Annual Meeting”). A total of 15,989,089 ordinary shares or 72.3% of the issued and outstanding ordinary shares constituting a quorum, were represented in person or by valid proxies at the Annual Meeting. The final results for each of the matters submitted to a vote of stockholders at the Annual Meeting, as set forth in the Proxy Statement, filed with the Securities and Exchange Commission on December 10, 2019, are as follows:

Proposal 1: The Company’s stockholders elected the following five nominees as directors, to serve until the next Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, by the following vote:

Name	For	Against	Abstain	Broker Non-Votes
Jianxin Lin	15,923,456	59,715	5,918
Jinchi Xu	15,922,756	60,415	5,918
Sheve Li Tan	15,926,996	56,175	5,918
Hong Huang	15,926,396	55,775	6,918
Buting Yang	15,926,096	56,075	6,918

Proposal 2: The Company’s stockholders voted to ratify the appointment of Centurion ZD CPA & Co. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019 by the following vote:

For	Against	Abstain	Broker Non-Votes
15,945,838	4,433	38,818

Proposal 3: The Company’s stockholders voted to ratify the compensation of our named executive officers by the following vote:

For	Against	Abstain	Broker Non-Votes
15,956,672	15,338	17,079

Proposal 4: The Company’s stockholders voted to determine the frequency of future advisory votes on the compensation of our named executive officers by the following vote:

1 Year	2 Years	3 Years	Abstain
15,966,258	1,285	8,095	13,451

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2020	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer